Christopher D. Menconi

Partner

+1.202.373.6173

christopher.menconi@morganlewis.com

Via EDGAR Correspondence

April 8, 2026

U.S. Securities and Exchange Commission

Division of Investment Management

Attn: Kalkidan Ezra, Counsel

100 F Street NE

Washington, DC 20549

Re:	Morgan Stanley Portfolios, Series 86 (the “Registrant”)
File No. 333-293486

Dear Ms. Ezra:

This letter responds to comments provided verbally during a call on March 19, 2026, with respect to the Registrant’s Registration Statement on Form S-6. The Registration Statement, which was filed on February 13, 2026, includes one underlying unit investment trust portfolio, Americas Thematic Focus Trust (the “Trust”). Summaries of the comments and responses thereto on behalf of the Registrant are provided below. Where a comment has been addressed, such edit has been incorporated throughout the Registration Statement.

INVESTMENT SUMMARY

Investment Concept and Selection Process, Pages 2-3

1.	Comment: We note that the disclosure states that the Trust “will invest significantly (at least ten percent of its total assets) in consumer product companies, health care companies, industrials companies, information technology companies and utility companies, as well as in companies located in Brazil (see Risk Factors).” If these are principal to the Trust, please consider including appropriately tailored corresponding risk disclosures.

Response:        The Registrant acknowledges the Staff’s comment and confirms the abovementioned sector and Brazil exposures are not principal exposures to the Trust. The Registrant also notes, however, that the Registration Statement includes corresponding long-form risk disclosure relating to the same under “Risk Factors”.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Principal Risk Factors, Pages 3-4

2.	Comment: We note that the Trust will be investing in domestic and foreign common stocks and ADRs of US and Latin American companies. If you could, please consider including and summarizing the Latin American issuer risk in the “Principal Risk Factors” section.

Response: The Registrant acknowledges the Staff’s comment and has revised the “Principal Risk Factors” section by including a summary of Latin American issuer risk.

3.	Comment: We note that certain of the ADRs or other securities in the Trust are issued by entities located in emerging markets. If you could, please consider including and summarizing the emerging market issuers risk in the principal risk section on page 3.

Response: The Registrant acknowledges the Staff’s comment and has revised the “Principal Risk Factors” section to include a summary of emerging market issuers risks. And further, per the related formatting suggestion noted by the Staff, the associated “Emerging Market Issuers” heading, as well as each other heading in the “Principal Risk Factors” section, will be bolded.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6173 if you have any questions concerning the foregoing.

Sincerely,

/s/ Christopher D. Menconi

Christopher D. Menconi, Esq.

cc:     Michael B. Weiner, Esq.